SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ___)1

CRUMBS BAKE SHOP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

228803102
(CUSIP Number)

November 19, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]  Rule 13d-1(b)
[ x ]  Rule 13d-1(c)
[    ]  Rule 13d-1(d)

________________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  228803102

13G

1.	NAMES OF REPORTING PERSONS Fischer Investments, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-5334163
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
	5.	SOLE VOTING POWER 1,700,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 0
PERSON WITH	7.	SOLE DISPOSITIVE POWER 1,700,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.12%
12.	TYPE OF REPORTING PERSON OO

CUSIP No:  228803102

13G

1.	NAMES OF REPORTING PERSONS Mark A. Fischer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5.	SOLE VOTING POWER 1,700,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 0
PERSON WITH	7.	SOLE DISPOSITIVE POWER 1,700,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.12%
12.	TYPE OF REPORTING PERSON IN

Item 1(a)                 Name of Issuer:                 Crumbs Bake Shop, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

110 West 40th Street,  Suite 2100, New York, NY 10018

Item 2(a)	Name of Persons Filing:

The Reporting Persons filing this report are Mark A. Fischer and Fischer Investments, L.L.C.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address for the Reporting Persons is 1917 Cambridge Way, Edmond, OK 73013.

Item 2(c)	Citizenship:

Mark A. Fischer – United Stated Citizen

Fischer Investments, L.L.C. – Oklahoma limited liability company

Item 2(d)	Title of Class of Securities:

  Common Stock

Item 2(e)	CUSIP Number:

  228803102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

•	[ ] Broker or dealer registered under Section 15 of the Act.

•	[ ] Bank as defined in Section 3(a)(6) of the Act.

•	[ ] Insurance company as defined in Section 3(a)(19) of the Act.

•	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

•	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

•	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

•	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

•	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

•	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

•	[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

•	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned by Reporting Persons: 1,700,000

(b)	Percent of class: 14.12%

(c)	Number of shares as to which each of the Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 1,700,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of 1,700,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2013

FISCHER INVESTMENTS, L.L.C.

By:	MARK A. FISCHER
Mark A. Fischer, Manager

MARK A. FISCHER
Mark A. Fischer